Exhibit 99.1

Press Release

ARDMORE SHIPPING COMPLETES ANNUAL REVIEW OF SECURITIES FILINGS

HAMILTON, Bermuda, Sept. 2, 2022: Ardmore Shipping Corporation (NYSE: ASC) (“Ardmore” or the “Company”) today announced that the Company has completed its annual review of its securities filings. As a part of this process, the Company has filed with the Securities and Exchange Commission (“SEC”) a shelf registration statement on Form F-3 (the “Registration Statement”) registering $500 million of primary securities, which will replace the Company’s existing shelf registration statement filed in August 2019 (File Number: 333-233540) and a prospectus supplement for an at-the-market (“ATM”) program and has entered into an open market sale agreement pursuant to which the Company may offer and sell common shares of up to an aggregate sales amount of $50 million. The ATM program will supplement the Company’s existing ATM program.

Any shares offered and sold by the Company under the ATM program and Registration Statement will be issued pursuant to the Registration Statement and the sales agreement prospectus supplement that forms a part of such Registration Statement, following such time as the Registration Statement is declared effective by the SEC.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore’s core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore’s Energy Transition Plan (“ETP”) focuses on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore’s strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance. Ardmore has established Ardmore Ventures as Ardmore’s holding company for existing and future potential investments related to the Energy Transition Plan and completed its first projects under the ETP in June 2021.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements, including statements about: the Company’s future financing activities, including the Company’s plans regarding capital raising. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, changes in the Company’s capital requirements and those discussed in Ardmore’s public filings with the U.S. Securities and Exchange Commission. Ardmore undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

Investor Relations Enquiries:

Mr. Leon Berman

The IGB Group

45 Broadway, Suite 1150

New York, NY 10006

Tel: 212-477-8438

Fax: 212-477-8636

Email: lberman@igbir.com